Filed Pursuant to Rule 433

Registration No. 333-164364

July 20, 2011

Pricing Term Sheet

Issuer:	The PNC Financial Services Group, Inc.

Security:	Depositary Shares, each representing a 1/100th interest in a share of The PNC Financial Services Group, Inc. Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series O

Expected Ratings:	Baa3 (Moody’s) / BBB (S&P) / A- (Fitch)

Size:	$1,000,000,000 (1,000,000 Depositary Shares)

Liquidation Preference:	$100,000 per share of Preferred Stock (equivalent to $1,000 per Depositary Share)

Term:	Perpetual

Dividend Rate (Non-Cumulative):	From July 27, 2011 to, but excluding, August 1, 2021, 6.75% and from and including August 1, 2021, Three-Month LIBOR plus 367.8 basis points

Dividend Payment Dates:	Beginning February 1, 2012, each February 1 and August 1 until August 1, 2021 and thereafter each November 1, February 1, May 1 and August 1

Day Count:	From July 27, 2011, to, but excluding, August 1, 2021, 30/360 and from and including August 1, 2021, Actual/360

Trade Date:	July 20, 2011

Settlement Date:	July 27, 2011

Optional Redemption:	In whole or in part, from time to time, on any dividend payment date on or after August 1, 2021, or in whole but not in part, at any time within 90 days following a regulatory capital treatment event (subject to limitations described in the prospectus supplement dated July 20, 2011).

Public Offering Price:	$1,000 per depositary share

Underwriting Commission:	1.25%

Net Proceeds to Issuer:	$987,500,000

Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC

Co-Managers:	PNC Capital Markets LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Sandler O’Neill + Partners, L.P.

CUSIP/ISIN for the Depositary Shares:	693475 AK1/US693475AK12

The PNC Financial Services Group, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement dated today and other documents The PNC Financial Services Group, Inc. has filed with the SEC for more complete information about The PNC Financial Services Group, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, The PNC Financial Services Group, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus or the preliminary prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, J.P. Morgan Securities LLC at 1-212-834-4533 or Morgan Stanley & Co. LLC at 1-866-718-1649.

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